December 12, 2008

Mr. John S. Lotardo
Chief Financial Officer
Flatbush Federal Bancorp, Inc.
2146 Nostrand Avenue
Brooklyn, New York 11210

Re:
　　Form 10-KSB for Fiscal Year Ended December 31, 2007
　　File No. 000-50377

Dear Mr. Lotardo:

　　We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　Hugh West
　　　　　　　　　　　　　Accounting Branch Chief